SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                       Florida East Coast Industries, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    340632108
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,826,000, which constitutes approximately 5.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 36,418,938 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,493,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,493,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,493,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  4.1%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,493,900 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 1,493,900 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,493,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%

14.  Type of Reporting Person: IN
-------------
  (1) Solely in his capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,493,900 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,493,900 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,493,900 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,493,900 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,493,900 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,493,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 332,100 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 332,100 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     332,100

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.9%

14.  Type of Reporting Person: CO
-------------
 (1) Power is exercised through its President, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  332,100 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 332,100 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     332,100 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.9%

14.  Type of Reporting Person: IN
-------------
 (1) Solely in his capacity as President of Keystone, Inc.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, no par value (the "Stock"), of Florida East Coast Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Malaga Street, St. Augustine, Florida 32085-1048.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Alpine Capital, L.P., a Texas limited partnership ("Alpine"), Robert W. Bruce III ("R. Bruce"), Algenpar, Inc., a Texas corporation ("Algenpar"), J. Taylor Crandall ("Crandall"), Keystone, Inc., a Texas corporation ("Keystone") and Robert M. Bass ("R. Bass"). Alpine, R.
Bruce, Algenpar, Crandall, Keystone and R. Bass are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     ALPINE

     Alpine is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Alpine, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to R. Bruce and Algenpar, the two general partners of Alpine, is set forth below.

     R. BRUCE

     R.  Bruce's principal occupation or employment is serving as a principal of
The  Robert  Bruce Management Company., Inc. ("Bruce Management").   R.  Bruce's
business address is 96 Spring Street, South Salem, New York 10590.

     Bruce Management is a New York corporation, the principal business of which is providing consulting services and rendering investment advice to Alpine. The principal business address of Bruce Management, which also serves as its principal office, is 96 Spring Street, South Salem, New York 10590.

     ALGENPAR

     Algenpar is a Texas corporation, the principal business of which is serving as one of two general partners of Alpine. The principal business address of Algenpar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     CRANDALL

     Crandall's principal occupation or employment is serving as Vice President-Finance of Keystone. Crandall's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     KEYSTONE

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

                        RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

R.  Bass                201 Main St., Suite 3100      President of Keystone Fort
Worth, TX  76102

Crandall               2775 Sand Hill Road           Vice President and
                                                  Suite    220             Chief
                                                  Operating Officer
                                                  Menlo    Park,    CA     94025
                                                  of Keystone and
                                                                        Managing
                                                  Director of
                                                                Oak Hill Capital
                                                                Management, Inc.

David G. Brown         2460 Sand Hill Road           Managing Partner of
                       Suite 300                     Oak Hill Venture
                       Menlo Park, CA  94025         Partners, L.P.

Daniel L. Doctoroff    65 E. 55th Street             Managing Director of
                       New York, NY  10022           Oak Hill Capital
                                                     Management, Inc.

Steven Gruber          65 E. 55th Street             Managing Director of
                       New York, NY  10022           Oak Hill Capital
                                                     Management, Inc.

Mark A. Wolfson        2775 Sand Hill Road           Managing Director of
                       Suite 220                     Oak Hill Capital
                       Menlo Park, CA  94025         Management, Inc.

W. Robert Cotham       201 Main St., Suite 2600      Vice President/
                       Fort Worth, TX  76102         Controller of BEPCO

Gary W. Reese          201 Main St., Suite 2600      Treasurer of BEPCO
                       Fort Worth, TX  76102

James N. Alexander     2460 Sand Hill Road           Managing Director of
                       Suite 300                     Oak Hill Capital
                       Menlo Park, CA  94025         Management, Inc.

John R. Monsky         65 E. 55th Street             Managing Director of
                       New York, NY  10022           Oak Hill Capital
                                                     Management, Inc.

     Oak Hill Capital Management, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Oak Hill Capital Partners, L.P. ("Oak Hill"). Oak Hill is a Delaware limited partnership, formed to make control investments in operating companies through acquisitions, build-ups, recapitalizations, restructurings or significant minority stakes. The principal business address of Oak Hill Capital Management, Inc. is 65 E. 55th Street, New York, NY 10022.

      Oak Hill Venture Partners, L.P. is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Oak Hill Venture Partners, L.P. is 2460 Sand Hill Road, Suite 300, Menlo Park, California 94025.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     R. BASS

     See above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting Persons to purchase the shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

     Alpine         Working Capital(1)       $54,890,165.32 (2)

     R. Bruce       Not Applicable           Not Applicable

     Algenpar       Not Applicable           Not Applicable

     Crandall       Not Applicable           Not Applicable

     Keystone       Working Capital (1)      $10,336,099.20

     R. Bass        Not Applicable              Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares of the Stock.

     (2) This figure represents the total amount expended by Alpine for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in shares of the Stock. Alpine's net investment in shares of the Stock is $47,438,036.30.

Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     ALPINE

     The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,493,900, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     R. BRUCE

     Because of his position as one of two general partners of Alpine, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,493,900 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,493,900 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     CRANDALL

     Because of his position as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,493,900 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     KEYSTONE

     The   aggregate   number  of  shares  of  the  Stock  that  Keystone   owns
beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 332,100, which constitutes approximately 0.9% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as President of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,100 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,493,900 shares of the Stock.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,493,900 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,493,900 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,493,900 shares of the Stock.

     KEYSTONE

     Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,100 shares of the Stock.

     R. BASS

     As President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,100 shares of the Stock.

     (c) During the past sixty days, Alpine has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

                  NO. OF SHARES    PRICE PER
     DATE           PURCHASED             UNIT

     3/17/00          5,500        $ 44.34
     3/20/00         10,200          44.86
     3/22/00          3,100          45.92
     3/23/00          6,500          45.90
     3/28/00          5,000          45.97
     4/04/00          6,000          44.80

     During the past sixty days, Keystone has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

                  NO. OF SHARES    PRICE PER
     DATE           PURCHASED             UNIT

     2/11/00          2,000        $ 41.55
     2/17/00          4,100          41.05
     2/18/00          3,000          41.21
     2/18/00          5,000          41.05
     2/23/00          2,000          40.60
     2/24/00          6,200          40.56
     2/25/00          4,500          40.08
     2/28/00          5,000          39.39
     2/29/00          7,500          39.05
     3/01/00          3,000          40.05
     3/02/00          2,000          40.55
     3/03/00          9,500          40.46
     3/06/00          1,000          40.42
     3/07/00         10,000          39.55
     3/08/00          6,000          39.81
     3/09/00          2,000          42.67
     3/10/00         13,000          43.67
     3/13/00          5,000          43.05
     3/15/00          3,000          43.87

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: April 11, 2000

                                   ALPINE CAPITAL, L.P.

                                   By: /s/ Robert W. Bruce III
                                            Robert W. Bruce III,
                                       Manager


                                   /s/ Robert W. Bruce III
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.

                                   By: /s/ J. Taylor Crandall
                                       J. Taylor Crandall,
                                       President


                                   /s/ J. Taylor Crandall
                                   J. TAYLOR CRANDALL

                                                                       KEYSTONE,
                              INC.

                                   By: /s/ Kevin G. Levy
                                       Kevin G. Levy,
                                       Vice President


                                   /s/ Kevin G. Levy
                                   Kevin G. Levy,

                                   Attorney-in-Fact for:

                                   ROBERT M. BASS (1)


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith